Mitsubishi UFJ Financial Group, Inc.

7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan

Tel. +81-3-3240-8111, Fax. +81-3-3240-7520

www.mufg.jp

July 8, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Attention:	Ms. Stephanie Hunsaker Senior Assistant Chief Accountant

Mitsubishi UFJ Financial Group, Inc.

Dear Ms. Hunsaker:

Mitsubishi UFJ Financial Group, Inc. (the “Registrant”) is submitting this letter in connection with the Staff’s review of and comments to the Registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2010 and report on Form 6-K submitted on April 21, 2011, and the Registrant’s responses to the Staff’s comments, dated June 24, 2011 and July 8, 2011, which were submitted on behalf of the Registrant by its legal counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP, as well as any subsequent comments the Staff may have to such reports and any response of the Registrant thereto.

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission	2

Please contact Mr. Tong Yu of Paul, Weiss, Rifkind, Wharton & Garrison LLP at +81-3-3597-8101 (fax number +81-3-4496-6202) with any questions.

Sincerely,

/s/ Taihei Yuki
Taihei Yuki
Senior Managing Director and
Chief Financial Officer

cc:	Ms. Yolanda Crittendon

U.S. Securities and Exchange Commission

Tong	Yu, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP